UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

UNION BANKSHARES, INC.

(Name of Issuer)

COMMON STOCK, $2.00 PAR VALUE PER SHARE

(Title of Class of Securities)

905400 10 7

(CUSIP Number)

September 20, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO.	905400 10 7

1.	Name of Reporting Person:

Susan F. Hovey Mercia

2.	Check the Appropriate Box if a Member of a Group

		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization:

		United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power:	1,897

6.	Shared Voting Power:	775,442

7.	Sole Dispositive Power:	1,897

8.	Shared Dispositive Power:	775,442

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

		777,339

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

		[ ]

11.	Percent of Class Represented by Amount in Row (9):

		17.4%

12.	Type of Reporting Person:

		IN

Item 1(a)		Name of Issuer:

Union Bankshares, Inc.

Item 1(b)		Address of Issuer’s Principal Executive Offices:

20 Main Street PO Box 667 Morrisville, VT 05661-0667

Item 2(a)		Name of Person Filing:

Susan F. Hovey Mercia

Item 2(b)		Address of Principal Business Office, or if none, Residence:

Residence Address: 924 Pond Road PO Box 357 Hinesburg, VT 05461-9183

Item 2(c)		Citizenship:

United States

Item 2(d)		Title of Class of Securities:

Common Stock, $2.00 par value

Item 2(e)		CUSIP Number:

905400 10 7

Item 3.		Not applicable

Item 4.		Ownership

(a) Amount beneficially owned: 777,339.

Ms. Hovey owns 1,897 shares of Union Bankshares, Inc. (“Union”) common stock in her sole name. In addition, she serves as trustee or co-trustee of various family trusts that hold shares of Union Bankshares, Inc. common stock as follows:

	Genevieve L. Hovey Trust:	422,908
(trustee and beneficiary as to one-half of the trust corpus*)

	Susan Hovey Trust:	173,625
	(co-trustee and beneficiary)

	Franklin G. Hovey, II Trust:	173,626
	(co-trustee*)

	S. H. Mercia Trust:	5,283
	(settlor, beneficiary and co-trustee)

* Ms. Hovey does not have a pecuniary interest in (i) 211,454 of the 422,908 shares held by the Genevieve L. Hovey Trust (of which she became sole trustee upon the death of her brother, Franklin G. Hovey, II, on September 20, 2010) or (ii) any of the 173,626 shares held by the Franklin G. Hovey, II Trust (of which she became co-trustee upon her brother’s death) and she hereby disclaims beneficial ownership of such shares.

	(b) Percent of Class: 17.4%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote: 1,897

	(ii) Shared power to vote or to direct the vote: 775,442

	(iii) Sole power to dispose or to direct the disposition of: 1,897

	(iv) Shared power to dispose or to direct the disposition of: 775,442

Item 5.	Ownership of Five Percent or Less of a Class

	Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Not applicable

Item 8.	Identification and Classification of Members of the Group

	Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2010

Date

/s/ Susan F. Hovey Mercia

Signature

Susan F. Hovey Mercia

Name